

Mail Stop 4628

July 11, 2016

<u>Via E-Mail</u>
Robert G. Watson Jr.
Chief Executive Officer
Enerjex Resources, Inc.
4040 Broadway, Suite 508
San Antonio, TX 78209

    Re: **Enerjex Resources, Inc.**
            Form 10-K for the Fiscal Year ended December 31, 2014
            Filed March 31, 2015
            Form 10-K for the Fiscal Year ended December 31, 2015
            Filed April 11, 2016
            File No. 1-36492

Dear Mr. Watson:

We have reviewed your filings and response letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 11, 2016 letter.

Form 10-K for the Fiscal Year ended December 31, 2014

Notes to Consolidated Financial Statements

Supplemental Oil and Gas Reserve Information (Unaudited), page F-18

Estimated Quantities of Proved Reserves, page F-19

1.   We have read your response to prior comment one, including your proposed disclosure regarding the beginning and end-of-year quantities for each product type of proved developed and proved undeveloped reserves. We note that while FASB ASC 932-235-

50-5 requires that you quantify various types of changes in total proved reserves for each period, you have elected in your latest submission to also include these details for each product category (which is not a requirement).

We also note that while you have presented details for two categories of proved developed reserves, based on whether the properties are producing or not producing (which is also not a requirement), you have not included totals for proved developed reserves, and therefore this presentation does not include all of the information required by FASB ASC 932-235-50-4. Further revisions will be necessary to include total proved developed reserves at the beginning and end of each period.

We suggest that you follow the guidance in Example 1 of FASB ASC 932-235-55-2 in organizing the information that is required to be disclosed for proved reserves.

Form 10-K for the Fiscal Year ended December 31, 2015

Notes to Consolidated Financial Statements

Supplemental Oil and Gas Reserve Information (Unaudited), page F-17

Estimated Quantities of Proved Reserves, page F-18

2.   We note your response to prior comment two does not include the information we had requested concerning your plans for developing proved reserves. Please describe any limitations on your ability to provide such information, as would ordinarily be necessary to establish or demonstrate compliance with the proved reserve definitions in Rule 4-10(a) of Regulation S-X. We reissue prior comment two.

You may contact John Hodgin, Petroleum Engineer, at (202) 551-3699 if you have questions regarding the comments. Please contact Karl Hiller, Branch Chief, at (202) 551-3686 with any other questions.

Sincerely,

/s/ Karl Hiller *for*

H. Roger Schwall
Assistant Director
Office of Natural Resources